FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Zack, Robert W. (Last) (First) (Middle) 1388 N. Tech Blvd. (Street) Gilbert, AZ 85233 (City) (State) (Zip)	2. Date of Event Requiring Statement Month/Day/Year 04/01/2003 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) ###-##-####
4. Issuer Name andTicker or Trading Symbol

Catalytica Energy Systems, Inc.
CESI

5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)
   Other (specify below)

Description     Vice President & Chief Financial Officer
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr.4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock (1)	342	D

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	3. Title and Amount of Underlying Securities (Instr. 4) Title / Amount or Number of Shares	4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
Incentive Stock Option (right to buy) (2)(3)	8/4/2002 / 4/1/2012	Common Stock / 10,000	$3.550	D
Incentive Stock Option (right to buy) (2)(4)	8/10/2003 / 2/10/2013	Common Stock / 85,000	$2.760	D
Explanation of Responses:

1. These shares were acquired through the Companys 2000 Employee Stock Purchase Plan
2. These options were granted pursuant to the Catalytica Energy Systems, Inc. 1995 Stock Plan and are exempt pursuant to Rule 16b-3.
3. 1/8 of these options become exercisable 6 months after the date of hire, February 4, 2002, with the remaining options vesting in 42 equal monthly installments beginning 7 months from the date of hire.
4. 1/8 of these options become exercisable 6 months after the date of grant, February 10, 2003, with the remaining options vesting in 42 equal monthly installments beginning 7 months after the date of grant.

By:	Date:
/s/ Kevin Neill	04/01/2003
Attorney-in-Fact
** Signature of Reporting Person	SEC 1473 (07-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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Additional Information Reported For This Form
Name and Address of Reporting Person* Zack, Robert W. (Last) (First) (Middle) 1388 N. Tech Blvd. (Street) Gilbert, AZ 85233 (City) (State) (Zip)	Issuer Name and Ticker or Trading Symbol Catalytica Energy Systems, Inc. CESI	Statement for (Month/Day/Year) 04/01/2003

POWER OF ATTORNEY

The undersigned, as a Section 16 reporting person of Catalytica Energy Systems, Inc. (the Company), hereby constitutes and appoints Kevin Neill the undersigneds true and lawful attorney-in-fact to:

1.        complete and execute Forms 3, 4 and 5 and other forms and all amendments thereto as such attorney-in-fact shall in his or her discretion determine to be required or advisable pursuant to Section 16 of the Securities Exchange Act of 1934 (as amended) and the rules and regulations promulgated thereunder, or any successor laws and regulations, as a consequence of the undersigneds ownership, acquisition or disposition of securities of the Company; and

2.        do all acts necessary in order to file such forms with the Securities and Exchange Commission, any securities exchange or national association, the Company and such other person or agency as the attorney-in-fact shall deem appropriate.

The undersigned hereby ratifies and confirms all that said attorneys in-fact and agents shall do or cause to be done by virtue hereof. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigneds responsibilities to comply with Section 16 of the Securities Exchange Act of 1934 (as amended).

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 with respect to the undersigneds holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the Company and the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this thirteenth day of February, 2003.

Signature: /s/ Robert W. Zack

Print Name: Robert W. Zack